Contact

www.linkedin.com/in/emilynowrey
(LinkedIn)

Top Skills

Order Management

Social Media Management

Content Development

Certifications

Google Ads Display Certification

AI-Powered Shopping Ads
Certification

Starter U

Google Search Ads Certification

Google Ads Mobile Certification

Honors-Awards

President's List Fall 2018 Semester

Presidential Scholarship Recipient

Emily Nowrey, MBA

Paid Social | Digital Marketing

Raleigh-Durham-Chapel Hill Area

Experience

The Johnson Group

2 years

Paid Media Specialist

July 2022 - Present (1 year 8 months)

Chattanooga, Tennessee, United States

Digital Media Intern

March 2022 - July 2022 (5 months)

Chattanooga, Tennessee, United States

Ruck Sox™ | The First Performance Rucking Sock™

President

March 2022 - Present (2 years)

Fayetteville, North Carolina, United States

CMT

Assistant Property Manager

May 2020 - Present (3 years 10 months)

Wilmington, North Carolina, United States

Wake Christian Academy

Head Volleyball Coach

June 2021 - November 2021 (6 months)

Raleigh, North Carolina, United States

NC SBTDC

Junior Business Consultant

January 2021 - August 2021 (8 months)

Raleigh, North Carolina, United States

Grainiac Woodworks, LLC

Digital Marketing Intern

January 2021 - May 2021 (5 months)

Fuquay-Varina, North Carolina, United States

Kings Towne Child Development Center
Teacher Assistant
June 2017 - May 2018 (1 year)
Raleigh, North Carolina

Triangle Swim School
Swim Instructor
October 2016 - October 2017 (1 year 1 month)
Raleigh, North Carolina

Education

Campbell University
Master of Business Administration - MBA, Business Administration and
Management, General

Campbell University
Bachelor of Business Administration - BBA, Business Administration and
Marketing

Wake Christian Academy
High School Diploma